EXHIBIT 2

NOMINATION NOTICE

Stephen D. Baksa
2 Woods Lane
Chatham, NJ, 07928

April 7, 2017

BY EXPRESS MAIL, OVERNIGHT COURIER AND E-MAIL

SITO Mobile, Ltd.

100 Town Square Place, Suite 204

Jersey City, NJ 07310

Attention: Secretary of the Corporation

Re:	Notice of Nominations Pursuant to Article I, Section 2 of the Amended and Restated Bylaws of SITO Mobile, Ltd.

Ladies and Gentlemen:

Stephen D. Baksa (the “Nominating Shareholder”) is the beneficial and record owner of shares of common stock, par value $0.001 (“Common Stock”), of SITO Mobile, Ltd., a Delaware corporation (the “Corporation”), as set forth below:

Name of Record Owner	Name of Beneficial Owner	Number of Shares of Common Stock
Stephen D. Baksa	Stephen D. Baksa	96,129
Cede & Co.	Stephen D. Baksa	680,197
N/A	Stephen D. Baksa	25,000	[1]
Cede & Co.	Brian S. Baksa 2012 Trust	62,500
Brian S. Baksa 2012 Trust	Brian S. Marra 2012 Trust	41,667
Cede & Co.	Sarah E. Marra 2012 Trust	58,900
Sarah E. Marra 2012 Trust	Sarah E. Marra 2012 Trust	41,667
TOTAL		1,006,060

The foregoing shares represent an aggregate of approximately 4.9% of the Corporation’s outstanding shares of Common Stock.2 Pursuant to Article I, Section 2 of the Amended and Restated

1 Represent (i) 5,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on August 27, 2013 under the SITO Mobile, Ltd. 2010 Stock Option Plan (the “2010 Plan”) with an exercise price of $6.04 per share and (ii) 20,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on November 12, 2013 under the 2010 Plan with an exercise price of $6.32 per share.

2 All ownership percentages presented herein are based on an aggregate of 20,681,047 shares issued and outstanding as of November 14, 2016 as disclosed in the Corporation’s Quarterly Report on Form 10-Q for the period ended September 30, 2016. As of the date hereof, Mr. Baksa beneficially owns 1,006,060 shares of Common Stock, which includes (i) 776,326 shares of Common Stock held directly; (ii) 104,167 shares of Common Stock held in the Brian S. Baska 2012 Trust, of which Mr. Baksa is a trustee; (iii) 100,567 shares of Common Stock held in the Sarah E. Marra 2012 Trust, of which Mr. Baksa is a trustee; (iv) 5,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on August 27, 2013 under the 2010 Plan with an exercise price of $6.04 per share and (v) 20,000 shares of Common Stock issuable upon the exercise of options

Bylaws of the Corporation (the “Bylaws”), the Nominating Shareholder hereby nominates, and notifies the Corporation of his intent to nominate at the Annual Meeting of Stockholders of the Corporation scheduled to be held on June 27, 2017, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”), the following individuals for election to the Corporation’s Board of Directors (the “Board”):

•	Michael Durden
•	Itzhak Fisher
•	Thomas J. Pallack
•	Matthew Stecker
•	Thomas Thekkethala

Each of the foregoing individuals is sometime individually referred to herein as a “Nominee” and collectively as the “Nominees.” Capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Bylaws.

This notice, inclusive of the Annexes hereto, is referred to herein as the “Notice.”

The Nominating Shareholder intends to distribute a form of proxy and other proxy materials for the election of the Nominees. The Nominating Shareholder reserves the right to modify, amend or withdraw this Notice at any time.

In accordance with Article I, Section 2 of the Bylaws, (i) this letter constitutes timely written notice of the nominations set forth herein to the Secretary of the Corporation in compliance with Article I, Section 2(a)(2) of the Bylaws and all other provisions of Article I, Section 2 of the Bylaws in all applicable respects, (ii) the making of the nominations set forth herein is permitted by the Corporation’s Certificate of Incorporation, the Bylaws, the Delaware General Corporation Law (the “DGCL”) and other applicable laws and regulations and (iii) the nominations set forth herein are proper matters for stockholder action under Corporation’s Certificate of Incorporation, the Bylaws, the DGCL and other applicable laws and regulations.

The Nominating Shareholder strongly believes that changes to the Board are in the best interests of all of the shareholders of the Corporation and that the outstanding qualifications and experience of each Nominee will enable each such Nominee, as a member of the Board, to contribute to the Corporation and enhance stockholder value. The Nominating Shareholder believes that the stockholders of the Corporation should have an alternative to electing the incumbent Board at the upcoming Annual Meeting.

The Nominating Shareholder has an interest in the election of directors at the Annual Meeting, directly and indirectly through the ownership of his shares of Common Stock, and the Nominees have an interest in such election by reason of their candidacy for office. Except as set forth above, to their knowledge, neither the Nominating Shareholder nor any of the Nominees has a substantial interest in any matters to be acted upon at the Annual Meeting. The Nominating Shareholder and the Nominees may participate in soliciting proxies from the stockholders of the Corporation, subject to compliance with applicable laws and regulations. Except as described in this Notice, there is no agreement, arrangement or understanding between the Nominating Shareholder and any Nominee or any other person or persons granted to Mr. Baksa on November 12, 2013 under the 2010 Plan with an exercise price of $6.32 per share. In addition, Mr. Baksa may be deemed to constitute a group with Mr. Thomas M. Candelaria, who, as of the date hereof, beneficially owns an additional 456,750 shares of Common Stock, which include (i) 436,750 shares of Common Stock held by Streamworks Technologies, Inc., a corporation for which Mr. Candelaria is the sole director and shareholder; and (ii) 20,000 shares of Common Stock held in trust for Mr. Candelaria’s immediate family.

pursuant to which the nominations are being made or who may participate in the solicitation of proxies for the election of the Nominees.

The Nominating Shareholder filed a Schedule 13D with the SEC (the “SEC”) on March 17, 2017 disclosing his beneficial ownership, investment intent and material arrangements with respect to the Corporation’s securities. Such Schedule 13D was filed by and on behalf of both the Nominating Shareholder and Thomas Candelaria (together, the “Reporting Persons”), and provided that, by virtue of the informal understanding of the Reporting Persons to consult with each other with respect to actions taken by each with respect to the shares of the Corporation’s Common Stock that are from time-to-time owned by each, Mr. Baksa and Mr. Candelaria may be deemed to constitute a group for purposes of Section 13 of the Exchange Act and may be deemed to have beneficial ownership of the Common Stock owned by the each other.

The Nominating Shareholder presently intends to appear in person or by proxy at the Annual Meeting to nominate or confirm the nomination of the Nominees for election as directors of the Corporation in accordance with Article I, Section 1 of the Bylaws.

In accordance with clause (a) of Article I, Section 2 of the Bylaws:

•	Annex A sets forth the information required by the Bylaws concerning Mr. Baksa with respect to his nomination as the Nominating Shareholder;
•	Annex B-1 sets forth the information required by the Bylaws concerning Mr. Durden with respect to his nomination for election as a director of the Corporation;
•	Annex B-2 sets forth the information required by the Bylaws concerning Mr. Fisher with respect to his nomination for election as a director of the Corporation;
•	Annex B-3 sets forth the information required by the Bylaws concerning Mr. Pallack with respect to his nomination for election as a director of the Corporation;
•	Annex B-4 sets forth the information required by the Bylaws concerning Mr. Stecker with respect to his nomination for election as a director of the Corporation;
•	Annex B-5 sets forth the information required by the Bylaws concerning Mr. Thekkethala with respect to his nomination for election as a director of the Corporation;
•	Annex C sets forth each Nominee’s written consent to being named as a nominee and to serving as a director of the Corporation if elected; and
•	Annex D sets forth information with respect to purchases and sales of Common Stock during the past two years by the Nominating Shareholder.
•	Annex E-1 sets forth a copy of the Schedule 13D filed by Mr. Baksa and Mr. Candelaria, as Reporting Persons with the SEC on March 17, 2017.
•	Annex E-2 sets forth a copy of the Form of Schedule 13D/A to be filed by Mr. Baksa and Mr. Candelaria, as Reporting Persons with the SEC on April 7, 2017, immediately following delivery of this Notice.

Except as set forth in Annex D, no Nominee or Nominating Shareholder has conducted any purchases and sales of Common Stock during the past two years.

The information included in this Notice represents and reflects the Nominating Shareholder’s knowledge as of the date hereof. In the event any statement or other information in this Notice is not correct, or to the extent any applicable or required information has been omitted from this Notice, the

Nominating Shareholder and the Nominees reserve the right to correct and/or supplement any such statement or any other information set forth in this Notice without prejudice.

Following a careful review and analysis of the Bylaws, the Nominating Shareholder does not believe that any person qualifies as a “Shareholder Associated Person” with the Nominating Shareholder within the meaning of the Bylaws, other than Thomas M. Candelaria, who may be deemed to be part of a “group” with Mr. Baksa within the meaning of Rule 13d-5(b)(1) under the Exchange Act. Moreover, in the event that any person hereafter becomes a “Shareholder Associated Person” with the Nominating Shareholder, the Nominating Shareholder cannot provide assurance that he will be able to obtain sufficient knowledge of any such person so as to be able to accurately provide the information requested in Article I, Section 2 of the Bylaws with respect to such “Shareholder Associated Person.” The execution and delivery of this Notice is not an admission that any procedures for notice concerning the nomination of directors to the Board are legal, valid or binding. The execution and delivery of this Notice shall not constitute a waiver of the rights of the Nominating Shareholder or his affiliates to contest the validity, or an admission as to the validity, of (i) the nominating procedures or any other provision of the Bylaws or (ii) any determinations made by the officers or agents of the Corporation or by the Board with respect to the matters contemplated by these nominating materials, the Annual Meeting or otherwise.

If the Corporation contends this Notice is incomplete or is otherwise deficient in any respect, the Nominating Shareholder hereby requests that the Corporation provide written notice to the Nominating Shareholder as soon as practicable, but in any event no later than the calendar day following the record date for the Annual Meeting, of any such alleged defects in this Notice setting forth such facts that the Corporation contends support its position and specifying any additional information the Corporation believes to be required to cure such alleged defect. The Nominating Shareholder reserves the right, following receipt of such notice, to either challenge, or, attempt as soon as practicable, to cure, such alleged defect. Any such written notice should be sent by e-mail and express mail to the Nominating Shareholder and his legal counsel, as follows:

Nominating Shareholder:

Mr. Stephen D. Baksa

2 Woods Lane

Chatham, NJ 07928

e-mail: stephen.baksa@gmail.com

With a copy to:

Andrew Hulsh, Partner

Pepper Hamilton LLP

The New York Times Building

620 Eighth Avenue – 37th Floor

New York, NY 10018

e-mail: hulsha@pepperlaw.com

In the absence of notice on or before the calendar day following the record date for the Annual Meeting, the Nominating Shareholder will assume that the Corporation is in agreement that this Notice complies in all material respects with the requirements of the Bylaws and applicable law, as he certainly believes to be the case.

If this Notice is deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees for election at the Annual Meeting, or if any individual

Nominee shall be unwilling or unable to serve as a director of the Corporation for any reason, then in addition to any other rights or remedies the Nominating Shareholder may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by the Nominating Shareholder.

According to the Corporation’s public filings with the SEC, the Board is currently composed of five (5) directors, each of whose term will expire at the next Annual Meeting, or until his or her respective successor has been elected and qualified. The Nominating Shareholder anticipates that the stockholders of the Corporation will be asked to elect five (5) directors at the Annual Meeting, each to serve a one (1) year term expiring at the 2018 annual meeting of stockholders and until his or her respective successor has been elected and qualified. The Nominating Shareholder reserves the right to withdraw or make modifications or substitutions to the nominations set forth herein at any time or from time to time. Without limiting the generality of the foregoing, although the Nominating Shareholder has no present intention to do so, the Nominating Shareholder reserves the right to (i) nominate substitute persons for election at the Annual Meeting if the Corporation makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees; (ii) nominate one or more additional persons for election at the Annual Meeting, as applicable, if the Corporation increases the authorized number of directors of the Corporation above the current authorized number; and (iii) seek to effect a change of the Board in any other legally permitted manner, subject to compliance and in accordance with the DGCL, applicable federal securities laws and other legal requirements. Any additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Nominating Shareholder that any attempt to increase the size of the current Board or to classify the Board would constitute an improper manipulation of the Corporation’s corporate machinery.

The Nominating Shareholder notes that the Bylaws seek to prohibit the incorporation of information by reference only from any other document or writing not included with, and made a part of, the Notice. In this Notice, certain responses to a particular, recently-adopted provision or clause in the Bylaws have been provided through the incorporation by reference of information included in one or more other responses to another provision or clause in the Bylaws requesting the same or similar information. As all of such information that has been incorporated by reference is included in the body of the Notice, and not from any other document or writing not included with, and made a part of, the Notice, we simply wish to note that such incorporation by reference as described above is permitted under the Bylaws.

Should you have any questions regarding the information contained in this Notice, please contact the Nominating Shareholder’s legal counsel as follows:

Andrew Hulsh, Partner

Pepper Hamilton LLP

The New York Times Building

620 Eighth Avenue – 37th Floor

New York, NY 10018

Telephone: +1 212 808 2741

e-mail: hulsha@pepperlaw.com

[signature appears on the following page]

Very truly yours,

/s/:Stephen D. Baksa
Stephen D. Baksa